Exhibit 99.1

CANADIAN SATELLITE RADIO HOLDINGS INC.

XM CANADA TM

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

January 15, 2008

TABLE OF CONTENTS

SOLICITATION OF PROXIES		1
APPOINTMENT OF PROXIES		1
EXERCISE OF DISCRETION BY PROXIES		3
AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL SHAREHOLDERS		3
QUORUM		4
MATTERS REQUIRING SHAREHOLDER APPROVAL		4
1.	Election of Directors	4
2.	Appointment of Auditor	6
COMPENSATION OF EXECUTIVE OFFICERS		6
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		8
MANAGEMENT CONTRACTS		8
REPORT ON EXECUTIVE COMPENSATION		10
REMUNERATION OF DIRECTORS		12
STOCK OPTION PLAN		13
RESTRICTED STOCK UNIT PLAN		14
STATEMENT OF GOVERNANCE PRACTICES		15
INDEMNIFICATION OF DIRECTORS AND OFFICERS		20
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		20
INFORMATION ON THE COMPANY’S AUDITOR		22
GENERAL		22
ADDITIONAL INFORMATION		22
APPROVAL OF DIRECTORS		22

ADDENDA

SCHEDULE “A”	DIRECTORS MEETINGS, COMPENSATION AND EXPENSE SUMMARY FOR FISCAL YEAR ENDED AUGUST 31, 2007

CANADIAN SATELLITE RADIO HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 15, 2008

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of the holders of Class A subordinate voting shares and the holders of Class B voting shares (together, the “Shareholders”) of Canadian Satellite Radio Holdings Inc. (the “Company”) will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Ground Floor on Tuesday, January 15, 2008 at the hour of 10:00 am (Toronto time) for the following purposes:

1.                                       to receive the consolidated financial statements of the Company for the fiscal year ended August 31, 2007, together with the auditors’ report thereon;

2.                                       to elect the directors of the Company;

3.                                       to re-appoint the auditors of the Company and authorize the directors to fix its remuneration; and

4.                                       to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

Accompanying this Notice of Meeting are a copy of the management information circular, a form of proxy, audited financials for the fiscal year ended August 31, 2007 and Management’s Discussion and Analysis thereon. These materials, as well as our Annual Information Form on Form 20-F, can also be viewed at www.sedar.com. If you wish a hard copy of this report, please contact us at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

To be valid, the enclosed form of proxy must be signed and received by the proxy department of the Company’s transfer agent, CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502, not later than 5:00 p.m. (Toronto time) on January 11, 2008, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day before any adjournment or postponement of the Meeting, or delivered to the Chairman on the day of the Meeting, or any adjournment or postponement thereof.

DATED at Toronto, Ontario this 26th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

By:	(signed) “John I. Bitove”
John I. Bitove Chief Executive Officer

CANADIAN SATELLITE RADIO HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

RELATING TO THE ANNUAL MEETING
OF SHAREHOLDERS TO BE HELD ON JANUARY 15, 2008

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by and on behalf of the management of Canadian Satellite Radio Holdings Inc. (the “Company”) of proxies to be used at the annual (the “Meeting”) of the holders of the Class A subordinate voting shares (the “Subordinate Voting Shares”) and the holders of the Class B voting shares (the “Class B Voting Shares”, together with the Subordinate Voting Shares, the “Shares”), of the Company (each holder, a “Shareholder”, all together, the “Shareholders”) to be held on the 15th day of January, 2008, at the time and place and for the purposes set forth in the notice of meeting (the “Notice of Meeting”) accompanying this Circular and at any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be primarily by mail. The costs of the solicitation will be borne by the Company. All information in this Circular is given as of November 14, 2007 unless otherwise indicated.

APPOINTMENT OF PROXIES

A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the Shareholder or the attorney of such Shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Company’s transfer agent, CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502, not later than 5:00 p.m. (Toronto time) on January 11, 2008, or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

The persons designated in the enclosed form of proxy are directors and senior officers of the Company. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him on his behalf at the Meeting or any adjournment(s) or postponement(s) thereof other than the person specified in the enclosed form of proxy. Such right may be exercised by inserting the name of the Shareholder’s nominee in the blank space provided on the enclosed form of proxy or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to the Company prior to the holding of the Meeting.

Non-Registered Shareholders

Only registered Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Shareholder) but which are registered either:

(a)                                  in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)                                 in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to only Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)                                  be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon as provided above; or

(b)                                 more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A Shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. A Shareholder may revoke a proxy by depositing an instrument in writing to that effect with the Company at the head office of the Company, 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment or postponement thereof, or with the Chairman of the Meeting prior to its exercise on the day of the Meeting or any adjournment or postponement thereof. Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

EXERCISE OF DISCRETION BY PROXIES

The Shares represented by any proxy received by management will be voted for or against or withheld from voting, as the case may be, by the persons named in the enclosed form of proxy in accordance with the direction of the Shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Shares represented by proxies received by management will be voted on any ballot “for”: (i) the election of the directors referred to in this Circular; and (ii) the re-appointment of the auditor of the Company with remuneration to be fixed by the directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other business is properly brought before the Meeting, it is intended that the persons appointed as proxy will vote on such other business in such manner as such persons then consider to be proper.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares. As at November 14, 2007, we had outstanding 20,541,916 fully paid and non-assessable Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares. There are currently no Class C non-voting shares outstanding.

At all of our shareholder meetings, except meetings at which only holders of another class of shares are entitled to vote, the holders of the Class B Voting Shares are entitled to one vote in respect of each Class B Voting Share and the holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share. Since each three Class B Voting Shares are convertible into one Subordinate Voting Share and the three Class B Voting Shares have essentially the same economic rights as one Subordinate Voting Share, the Class B Voting Shares effectively have three times the voting entitlement of the Subordinate Voting Shares for comparable equity participation. We have no other classes of voting securities.

The following table shows the name of each person or company who, as at November 14, 2007, owned of record, or who, to our knowledge, owned beneficially, directly or indirectly, or controls of directs more than 10% of our Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares.

Principal Shareholder	Type of Ownership	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares Outstanding
CSRI(1)	Direct	27,142,711	56.92%
XM Holdings	Direct	11,077,500	23.23%

Notes:

(1)     CSRI Inc., formerly Canadian Satellite Radio Investments Inc., is controlled by John I. Bitove, our Chairman and Chief Executive Officer.

QUORUM

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than five (5)% of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are actually present at the meeting.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.             Election of Directors

The Company’s Articles of Amalgamation dated December 8, 2005 (the “Articles”) provide for a flexible number of directors, subject to a minimum of three (3) and a maximum of fifteen (15). Shareholders have authorized the directors to increase or decrease, from time to time, the number of directors within the limits prescribed by the Articles.

The number of directors is currently fixed at nine (9). It is intended that on any resolution or ballot that may be called for relating to the election of the directors, the Shares represented by proxies in favour of management nominees will be voted in favour of the election of John I. Bitove, Pierre Boivin, Philip Evershed, Marc Comeau, James W. McCutcheon, Gary M. Parsons, Robert Storey, Joseph A. Verbrugge and Mat Wilcox as directors of the Company, unless a Shareholder has specified in his proxy that his Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised to vote the Shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the Articles and the best judgment of the management nominees. The Company has been informed by each nominee that he or she is willing to stand for election and to serve as a director.

The current term of office of the directors of the Company will expire immediately prior to the election of the directors at the Meeting. It is proposed that each of the persons whose name appears below be elected as a director of the Company to serve until the close of the next annual meeting of Shareholders or until his or her successor is elected or appointed.

The following table sets forth the names of the nominees, their respective principal occupation, the year they became a director and the number of Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Nominee as Directors	Position Presently Held	Principal Occupation	Director Since	Subordinate Voting Shares Beneficially Owned or Controlled as of November 14, 2007(1)

JOHN I. BITOVE Toronto, Ontario, Canada	Director, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of the Company, Chairman and Chief Executive Officer of Priszm Canadian Income Fund, Chairman and Chief Executive Officer of Scott’s Real Estate Investment Trust	2003	27,194,061	(2)

PIERRE BOIVIN(3)(4) Mount Royal, Québec, Canada	Director	President of the Montréal Canadiens and the Bell Centre	2005	2,500

PHILIP EVERSHED Toronto, Ontario, Canada	Director	Principal of Genuity	2005	0

MARC COMEAU Courtice, Ontario, Canada	Director	Vice President, Sales, Service and Marketing of General Motors of Canada Limited	2006	0

JAMES W. McCUTCHEON(3)(4) Toronto, Ontario, Canada	Director	Independent Counsel and Corporate Director	2005	20,000

GARY M. PARSONS Potomac, Maryland, United States	Director	Chairman of the Board of Directors of XM Satellite Radio Inc.	2005	0

ROBERT STOREY(3)(4) Ottawa, Ontario, Canada	Director	Chairman of MASABE and Company, a consulting firm; President of Teraca Communications Corporation	2005	5,000

JOSEPH A. VERBRUGGE Silver Spring, Maryland, United States	Director	Senior Vice President, International Operations of XM Satellite Radio Inc.	2005	0

MAT WILCOX Vancouver, British Columbia, Canada	Director	Principal of Wilcox Group	2005	153,055

Notes:

(1)     Individual directors have furnished information as to Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

(2)     27,142,711 Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, are controlled indirectly by John I. Bitove through CSRI Inc.

(3)     Member of the Audit Committee.

(4)     Member of the Compensation Committee and member of the Corporate Governance Committee.

2.             Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants, the present auditor of the Company, as the auditor of the Company to hold office until the close of the next annual meeting of the Shareholders and to authorize the directors to fix the remuneration of the auditor.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the “Named Executive Officers”) for the fiscal years ended August 31, 2007, 2006 and 2005, respectively, whose total bonus and salary exceeded $150,000(1).

	Annual Compensation						Long-Term Compensation
							Securities
							Under		Restricted
						Other Annual	Options		Stock		All Other
Name and Principal Position	Year	Salary		Bonus		Compensation	Granted		Units		Compensation

John I. Bitove,	2007	$250,000		$55,340	(2)	Nil	Nil		$45,937	(3)	Nil
Chairman and Chief Executive Officer	2006	$250,000		$75,000	(3)	Nil	$1,000,000		Nil		Nil
	2005	$250,000		Nil		Nil	Nil		Nil		Nil
Donald McKenzie	2007	$245,000		$73,787		Nil	Nil		$61,252	(5)	Nil
Acting President and Chief Operating Officer (and Senior Vice President Sales and Marketing) (4)	2006(6) 2005	$15,862 N/A		Nil N/A		Nil N/A	80,000 N/A		Nil N/A		Nil Nil

Stephen Tapp,	2007	$316,667		Nil		Nil	Nil		$41,562	(8)	$835,383	(9)
President and Chief Operating Officer(7)	2006	$400,000		$120,000	(8)	Nil	$500,000	(10)	Nil		Nil
	2005	$183,000	(11)	Nil		Nil	Nil		Nil		Nil
Michael Washinushi,	2007	$250,000		$29,665		Nil	Nil		$24,624	(12)	Nil
Chief Financial	2006	$244,583	(13)	$40,000	(12)	Nil	$300,000		Nil		Nil
Officer, Treasurer and Secretary	2005	$77,000	(14)	Nil		Nil	Nil		Nil		Nil

Ross Davies,	2007	$250,000		$27,500		Nil	$4,000		Nil		Nil
Vice President, Programming (15)	2006	$250,000		$56,600		Nil	$15,000		Nil		Nil
	2005	N/A		N/A		N/A	N/A		Nil		N/A
Stewart Lyons,	2007	$150,000		$35,400		Nil	Nil		Nil		Nil
Executive Vice President	2006	$150,000		$34,800		Nil	$300,000		Nil		Nil
	2005	Nil		Nil		Nil	Nil		Nil		Nil

Notes:

(1)	Based on the foregoing, the individuals were the only Named Executive Officers during the Company’s most recent completed financial year.

(2)	Mr. Bitove has elected to defer receipt of this 2007 fiscal year bonus entitlement until such time as the Company is cash flow positive.

(3)

On January 12, 2007, Mr. Bitove’s 2006 fiscal year bonus entitlement of $75,000 was paid in the form of 10,965 RSU’s. On January 18, 2007, Mr. Bitove was granted 6,716 RSU’s as a 2007 fiscal year bonus entitlement. As at August 31, 2007, the total market value of these RSU’s was $88,405.

(4)	Effective June 15, 2007 Mr. McKenzie assumed the role of Acting President and Chief Operating Officer on an interim basis.

(5)	On January 18, 2007, Mr. McKenzie was granted 8,955 RSU’s a 2007 fiscal year bonus entitlement. As at August 31, 2007, the market value of these RSU’s was $44,775.

(6)

Mr. McKenzie was appointed Senior Vice President Sales and Marketing in August 2006. Mr. McKenzie’s base salary was $245,000, of which $15,862 was paid to Mr. McKenzie for the fiscal year ended August 31, 2006.

(7)	Mr. Tapp resigned from his position as President and Chief Operating Officer effective June 15, 2007.

(8)

On January 12, 2007, Mr. Tapp’s 2006 fiscal year bonus entitlement of $120,000 was paid in the form of 17,544 RSU’s. On June 13, 2007 Mr. Tapp was granted 14,583 RSU’s in connection with his resignation. As at August 31, 2007, the total market value of these RSU’s was $160,635.

(9)	This amount was / will be paid to Mr. Tapp in connection with his resignation on June 15, 2007. In addition, Mr. Tapp is entitled to receive 17,500 RSUs in each of the following two years.

(10)

In addition, in December 2005, CSRI Inc., a company controlled by John I. Bitove, our Chairman and Chief Executive Officer, granted options to Mr. Tapp to acquire shares of CSRI Inc. with a nominal exercise price and a fair market value at that time of approximately $1.0 million.

(11)

Mr. Tapp was appointed President and Chief Operating Officer of the Company in October, 2004. His base salary was $200,000, of which $183,000 was paid to Mr. Tapp for the fiscal year ended August 31, 2005.

(12)

On January 12, 2007, Mr. Washinushi’s 2006 fiscal year bonus entitlement of $40,000 was paid in the form of 5,848 RSU’s. On January 18, 2007, Mr. Washinushi was granted 3,600 RSU’s as a 2007 fiscal year bonus entitlement. As at August 31, 2007, the total market value of these RSU’s was $47,240.

(13)	Mr. Washinushi’s base salary was increased from $180,000 to $250,000 on October 15, 2005.

(14)

Mr. Washinushi was appointed Chief Financial Officer, Secretary and Treasurer in April, 2005. Prior to his appointment, the Company did not have a Chief Financial Officer. Mr. Washinushi’s base salary was $185,000, of which $77,000 was paid to Mr. Washinushi for the fiscal year ended August 31, 2005.

(15)	Mr. Davies resigned from his position as Vice President Programming effective August 31, 2007 and is no longer employed by CSR.

Long-Term Compensation – Option Granted During the Fiscal Year Ended August 31, 2007

During the most recently completed financial year, we issued to our directors, officers and employees a total of 73,000 options to acquire Subordinate Voting Shares, of which 4,000 options were issued to the Named Executive Officers. However, as of the date hereof, such 4,000 options have been cancelled (in accordance with the terms of the Company’s Stock Option Plan) in connection with Ross Davies’ resignation, and another 13,000 options have been cancelled (in accordance with the Company’s Stock Option Plan) in connection with the termination of certain employees’ employment.

Long Term Compensation – Restricted Stock Unit Granted During the Fiscal Year Ended August 31, 2007

During the most recently completed financial year, we issued a total of 84,566 Restricted Stock Units, or RSU’s, 68,211 of which were issued to the Named Executive Officers as summarized above in the Executive Compensation table. Each of James McCutcheon and Bob Storey received 5,995 RSU’s and 5,739 RSU’s, respectively, in lieu of their director compensation for the 2006 fiscal year. The remaining 4,621 RSU’s were issued to senior level directors as part of their bonus entitlement for the fiscal year ended August 31, 2007.

Long-Term Compensation — Option Grants During the Current Fiscal Year

No options have yet been granted to the Named Executive Officers during the 2008 fiscal year. On November 14, 2007 the Board of Directors approved a grant of 50,000 options to acquire Subordinate Voting Shares to each of the independent directors and 25,000 options to acquire Subordinate Voting Shares to each of Mat Wilcox and Phil Evershed. See “Item 6 — Directors, Senior Management And Employees – E. Share Ownership – Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the closing of the initial public offering of the Company on December 12, 2005, there has been no indebtedness incurred to the Company by any of its directors or executive officers.

MANAGEMENT CONTRACTS

Employment Agreements

We have entered into employment agreements with the Named Executive Officers and other members of senior management, certain material terms of which are summarized below.

John I. Bitove. The employment agreement with Mr. Bitove is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Bitove’s employment and for a period of 24 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Bitove’s employment is terminated for any reason other than for cause, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination. If Mr. Bitove’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination.

Stephen Tapp. Until the effective date of Mr. Tapp’s resignation his employment with CSR was governed by an employment contract which provided for a base salary of $400,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contained non-solicitation and non-competition covenants in our favor, which applied during the term of Mr. Tapp’s employment and will continue to apply for a period of 24 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. The financial terms of Mr. Tapp’s resignation are summarized under Item 6B “Executive Compensation”.

Michael Washinushi. The employment agreement with Mr. Washinushi is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Washinushi’s employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Washinushi’s employment is terminated for any reason other than for cause, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Washinushi’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

Ross Davies. Until the effective date of Mr. Davies’ resignation, his employment with CSR was governed by an employment contract which provided for a base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contained non-solicitation and non-competition covenants in our favor, which applied during the term of Mr. Davies’ employment and will continue to apply for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely.

Stewart Lyons. The employment agreement with Mr. Lyons is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $150,000 and eligibility to receive a maximum annual bonus of up to 50% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Lyons’ employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Lyons’ employment is terminated for any reason other than for cause, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Lyons’ employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Articles authorize the directors and the directors have created a Compensation Committee consisting of three (3) directors, to review the compensation offered to senior executive officers and all other key employees of the Company. All of the members of the Compensation Committee are unrelated and independent within the meaning of applicable securities legislation.

During the fiscal year ended August 31, 2007, the Compensation Committee of the Company consisted of the following three (3) directors: Pierre Boivin, James W. McCutcheon and Robert Storey. During the fiscal year ended August 31, 2007, Robert Storey served as Chairman of the Compensation Committee.

Compensation Policy

The Compensation Committee of the Company has been delegated the responsibility of annually setting and approving the compensation policy of senior executive officers and other key employees of the Company (the “Compensation Policy”). The Compensation Policy has the objective of providing a competitive compensation package designed to recognize and reward individual and corporate performance and create economic value for shareholders over the long-term. To encourage the creation of economic value for shareholders, the Compensation Policy emphasizes short-term and long-term incentive awards, thus favouring the alignment of management’s interests with those of shareholders.

The Compensation Policy consists of the following components:  base salary; short-term incentive awards; and long-term incentive awards. The Company’s compensation policy is heavily weighted towards the pay-for-performance components.

Base Salary

Base salaries for senior executive officers (including the Chief Executive Officer) and key employees are generally competitive relative to the remuneration practices of comparable Canadian companies in the broadcasting and telecommunications industry. The base salaries generally do not exceed the median of the reference market for positions of similar responsibility and complexity. The base salaries of senior executive officers (including the Chief Executive Officer) and key employees also take into account individual performance and contribution to the Company’s growth.

Short-Term Incentive Awards

Short-term incentive awards can be paid as annual bonuses reflecting individual performance in the context of the overall financial performance of the Company during the fiscal year. At the Company’s option, these annual bonuses can be paid in cash or in Subordinate Voting Shares. Overall financial performance is measured by revenue, profitability, stock price, staff turnover, costs, administrative efficiency and other initiatives undertaken by the Company during the year.

Short-term incentive awards are intended to:

•      encourage work performance and behaviour that supports corporate performance goals;

•      motivate employees to achieve high-quality, consistent and balanced business results over the long-term; and

•      reward employees based on their contribution to the overall success of the Company.

For any short-term incentive awards to be paid, the Company must achieve a minimum level of performance of its set financial and operational targets. Cash incentives are paid at reduced rates depending on the level of achievement of financial and operational targets.

Long-Term Incentive Awards

Long-term incentive awards consist principally of stock options granted under the Company’s Stock Option Plan and RSU’s granted under the Company’s Restricted Stock Unit Plan. The aim of these long-term incentives is to align management interest with shareholder value growth and to be above the median of the reference market for compensation. These grants are made on a discretionary basis and based on performance measured against set financial objectives for the year.

Nominal Profit-Sharing Allocation

In each year of profitable operation, the Committee shall include as part of the overall compensation plan for the Company’s senior executive officers (as recommended by the Chief Executive Officer with concurrence by the Committee) a nominal percent (as determined by the Committee) of the pre-tax profits of the Company for that year. For the purposes of determining the amount of this payment, any compensation earned by any officer in the corresponding year under any existing compensation arrangement shall be deducted from the amount otherwise payable to such officer under this profit sharing arrangement.

The Compensation Committee, in discharging its fiduciary obligation, shall seek to assure that this nominal profit sharing allocation remains consistent with appropriate overall executive compensation levels and annual budget objectives and performance.

The Compensation Policy is designed to maintain the salary structure of senior executive officers and key employees at a competitive level and to preserve the flexibility to raise the overall compensation of senior executives and key employees to reward performance that exceeds expectations through higher stock options and RSU grants.

Report submitted by:     Robert Storey  (Chairman)

Share Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Subordinate Voting Shares with the cumulative total return of the S&P/TSX Composite Index during the period commencing on December 12, 2005 and ended August 31, 2007.

Relative Performance

(December 12, 2005 - August 31, 2007)

	December 12, 2005	August 31, 2006	August 31, 2007
XSR.TO	$100	$51.03	$34.48
S&P/TSX Composite Index	$100	$108.78	$123.08

REMUNERATION OF DIRECTORS

Mat Wilcox, Phil Evershed and each of the independent directors will be paid an annual fee of $25,000 for serving on the board, as well as $1,000 per director for each regularly scheduled meeting of the board of directors, or a committee thereof, attended in person, and $250 for each meeting of the board of directors, or a committee thereof, attended by teleconference. In addition, the chair of each committee of the board of directors will be paid an annual fee of $10,000 ($15,000 in the case of the chair of the audit committee). At the time of our initial public offering, we issued 25,000 options to acquire Subordinate Voting Shares to each of the independent directors. The exercise price of these options is our initial public offering price of the Subordinate Voting Shares, or $16 per Subordinate Voting Share. These options vested immediately. On the second anniversary of the closing of our initial public offering, we intend to issue a further 50,000 options to acquire Subordinate Voting Shares to each of the independent directors and 25,000 options to acquire Subordinate Voting Shares to each of Mat Wilcox and Phil Evershed. The exercise price of these options will be the then current market price of the Subordinate Voting Shares. We expect that these additional options will also vest immediately.

STOCK OPTION PLAN

We have established a stock option plan (the “Plan”) for our employees, directors, senior officers and consultants and our affiliates. The Plan was established to provide additional incentives for us and our affiliates to attract and retain employees, directors, senior officers and consultants.

Under the Plan, options to purchase our Subordinate Voting Shares may be granted by the board of directors to our, and our affiliates, directors, senior officers, employees and consultants. Options granted under the Plan will have an exercise price of not less than the volume weighted average trading price of the Subordinate Voting Shares on the stock exchange on which the Subordinate Voting Shares are traded for the five trading days immediately preceding the day on which the option is granted. The maximum aggregate number of Subordinate Voting Shares which may be subject to options under the Plan is 10% of our shares outstanding from time to time. As a result, any increase in the issued and outstanding shares will result in an increase in the available number of the Subordinate Voting Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan, effectively resulting in a re-loading of the number of options available to grant under the Plan. The number of shares issuable to insiders, at any time, under all our security-based compensation arrangements, cannot exceed 10% of the number of shares in our capital that are outstanding from time to time. Similarly, the number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in our capital that are outstanding from time to time.

Unless the Board decides otherwise, options granted under the Plan will vest over a five-year period and may be exercised in whole or in part at any time as to one-fifth on each anniversary of the grant date for the five-year period. Unless the Board decides otherwise, options will expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void.

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the board of directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances where such optionee’s employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

Unless the Board decides otherwise, options granted under the Plan terminate on the earlier of the expiration date of the option or 180 days following the death of the optionee, termination of the optionee’s employment because of permanent disability, termination of the optionee’s employment because of the retirement of an optionee or as a result of such optionee ceasing to be a director, 30 days following termination of an optionee’s employment without cause or immediately upon an optionee’s employment being terminated for cause.

As at the end of our last fiscal year, we had issued to our directors, officers and employees a total of 2,516,250 options to acquire Subordinate Voting Shares. On April 16, 2007 we issued to our employees and an officer 73,000 options to acquire Subordinate Voting Shares. Of these 73,000 options: (i) one half will vest on April 16, 2008; and (ii) one half will vest on April 16, 2009. As of the date hereof, a total of 108,250 options were cancelled (in accordance with the terms of the Plan) as a result of the termination of employment of certain employees and officers. The following chart sets out the number of options to purchase Subordinate Voting Shares issued to the groups of individuals identified below which are outstanding as of the date hereof:

	Number of
	Persons Holding	Number of	Exercise	Market Value on
Group	Option	Options	Price	Date of Grant	Expiration Dates

Named Executive Officers and Former Named Executive Officers	4	1,050,000	$0.01	N/A	December 12, 2012(1)
	4	1,050,000	$16.00	$1,200,000	December 12, 2012(1)
	1	80,000	$8.74	$699,200	July 13, 2013
Directors and Former Directors	3	75,000	$16.00	$1,200,000	December 12, 2012(1)
who are not Named Executive Officers	5	200,000	$5.38	$1,076,000	November 14, 2012
Current and Former Employees	1	25,000	$0.01	N/A	December 12, 2012(1)
	1	25,000	$16.00	$400,000	December 12, 2012(1)
	Greater than 10	120,000	$8.74	$1,048,800	July 13, 2013
	Greater than 10	56,000	$6.53	$365,680	April 16, 2014
Consultants	—	—	—	—	—

Notes:

(1)           The expiration date of these options is or will be, as applicable, seven years from the closing of our initial public offering.

As at the date hereof, our directors and Named Executive Officers hold options to acquire an aggregate of 2,455,000 of our Subordinate Voting Shares, our employees hold options to acquire an aggregate of 226,000 of our Subordinate Voting Shares, and no consultants hold any options.

RESTRICTED STOCK UNIT PLAN

Following approval by the majority of Shareholders present at the Company’s 2006 Annual Shareholder Meeting we implemented a restricted stock unit plan (the “RSU Plan”) which allows for the payment of performance bonuses to employees and/or directors of the Company or any of its affiliates in the form of Subordinate Voting Shares. This will provide such individuals with an additional incentive to further the growth and development of the Company and will encourage them to remain in the employment of the Company.

The Compensation Committee of the Board of Directors administers the RSU Plan and is responsible for the selection of individual employees or directors to whom grants of RSUs will be made, as well as determine the amounts and terms of such grants. The selection of recipients will be based on the individual’s current and potential contribution to the Company and the terms of the grants may include non-competition provisions or the achievement of certain individual or collective performance related criteria, such as the financial performance of the Company. The terms of any particular grant need not be identical to any other grant, and the Board of Directors of the Company may amend, suspend or terminate the terms of any grant, or the terms of the RSU Plan itself, without shareholder approval.

Each RSU granted under the RSU Plan will entitle the recipient at the end of the grant period to receive one Subordinate Voting Share of the Company at a future date (the “Release Date”), provided (i) the Participant is continuously employed by the Company or any of its affiliates from the date or the effective date of such grant to the Release Date, or as otherwise determined by the Board of Directors, and (ii) all other terms and conditions of the grant have been satisfied. The grant of a RSU will not entitle the individual to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of Subordinate Voting Shares. The maximum number of Subordinate Voting Shares which may be issued from treasury under the RSU Plan is 250,000.

Unless the Compensation Committee decides otherwise, in the event an individual’s employment is terminated with the Company or any of its affiliates for any reason other than death before the Release Date has occurred, such individual’s RSUs will be forfeited and no Subordinate Voting Shares will be issued. If a individual’s employment is terminated due to his/her death, the RSUs will not be forfeited, but rather, the deceased Participant’s estate will be entitled to receive an amount of Subordinate Voting Shares, which depends on the date of death, at the Release Date.

The RSU Plan also includes certain protections for an individual in the event of a change in control of the Company. In such a case, an individual will be entitled, subject to certain conditions, to receive a Subordinate Voting Share for each RSU granted prior to such change of control.

As of the date hereof, our directors and named Executive Officers hold an aggregate of 84,566 RSU’s which are not conditioned on continued employment with the Company.

STATEMENT OF GOVERNANCE PRACTICES

General

The directors strongly believe that sound corporate governance is essential to produce maximum benefits to those individuals and institutions that have invested in Shares. Effective June 30, 2005, the Canadian Securities Administrators (“CSA”) adopted National Policy 58-201 – Corporate Governance Guidelines (the “Policy”) and National Instrument  58-101 – Disclosure of Corporate Governance Practices (the “Instrument” and together with the Policy, the “CSA Governance Rules”). The CSA Governance Rules require that we set our the mandated disclosure required under the Instrument, with reference to the “best practices” set out in the Policy. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•   Code of Business Ethics and Conduct

•   Audit Committee Charter

•   Compensation Committee Charter

•   Disclosure Policy

•   Corporate Governance Committee Charter

•   Contracts and Commitment Policy

Our current governance practices are substantially in compliance with the CSA Governance Rules.

Board of Directors

The board of directors is comprised of nine (9) directors, of which Pierre Boivin, James W. McCutcheon and Robert Storey are independent. Pursuant to Multilateral Instrument 52-110, an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the board of directors, reasonably interfere with a director’s independent judgement.

Meetings of Independent Directors

The charter of the Audit Committee requires it to meet at least four (4) times per year and the respective charters of the Compensation Committee and Corporate Governance Committee require each of them to meet at least two (2) times per year. The Audit Committee, Compensation Committee and Corporate Governance Committee are each comprised solely of independent directors. The chair of each committee conducts these sessions at committee meetings.

During the fiscal year ended August 31, 2007, the Audit Committee held 4 meetings, the Compensation Committee held 3 meeting and the Corporate Governance Committee held 1 meetings.

Articles of Amalgamation

Pursuant to the Articles, the board of directors have assumed responsibility for the stewardship of the Company and have been granted the necessary powers to carry out their responsibilities. As the board of directors has plenary power, there is no specific mandate for the board. Any responsibility that is not specifically delegated to a board committee or to management remains with the full board.

During the fiscal year ended August 31, 2007, the board of directors held 4 meetings. See Schedule “A” - “Directors Meetings, Compensation and Expense Summary for fiscal year ended August 31, 2007” for the attendance records of individual directors.

Position Descriptions

As part of its responsibility for recruiting and selecting candidates to the board for election and re-election as directors, the Corporate Governance Committee has developed certain criteria to facilitate its review of the qualifications of candidates and existing direction. These outline the desired complement of directors’ skills and competencies based on the Company’s current and anticipated needs under broad categories such as enterprise leadership, functional capabilities, market knowledge and prior board experience. The board intends to review and update these criteria annually to reflect its assessment of the current needs of the board and the strategic priorities of the Company. The board then identifies any gaps, which assist the Corporate Governance Committee in its search for new candidates. In considering the nomination of a director for re-election to the board, the Corporate Governance Committee looks at a number of factors including board attendance, contribution and feedback from other directors and, reviews and recommendations arising out of director effectiveness assessments conducted by independent consultants on a periodic basis.

Chief Executive Officer

The board has developed a written position description for the Chief Executive Officer. The primary functions of the Chief Executive Officer of the Company are to lead the day-to-day operations of the Company’s business in accordance with the Company’s strategic plan and operating and capital budgets, as approved by the Board, and to lead the implementation of the resolutions and the policies of the board. The mandate of the Chief Executive Officer sets out the Chief Executive Officer’s primary accountabilities, including duties relating long-term strategic planning, the operational direction of the Company, strategy and implementation for major transactions, board interaction, succession reporting, serving as chief spokesperson and communicating with Shareholders and the board of directors, and developing a management team and succession plan. The mandate is reviewed by the Corporate Governance Committee and considered by the board for approval each year.

Chairman of Board

The board has also developed a written position description for the Chairman of the Board. The primary functions of the Chairman are to facilitate the operations and deliberations of the board and the satisfaction of the board’s responsibilities under his mandate. The mandate of the Chairman of the board sets out the Chairman’s key responsibilities, including duties relating to setting board meeting agendas, chairing board and Shareholders meetings, ensuring that items requiring approval by the board are tabled, collaborating with and providing feedback to the Chief Executive Officer, ensuring the qualifications and independence of external advisors, communicating with management, identifying with the Corporate Governance Committee guidelines for director selection, and acting as a liaison between the board and management. The mandate of the chair is reviewed and considered by the board for approval each year.

Chair of Each Board Committee

Position descriptions for the chairs of the Audit Committee, the Compensation Committee and the Corporate Governance Committee have also been approved by the board, which set out the key responsibilities of the chairs of these committees. Each chair will work with its respective committee and management to ensure, to the greatest extent possible, the effective functioning of its committee.

Orientation and Continuing Education

The Corporate Governance Committee is responsible for providing orientation or information, as requested, to new directors.

Ethical Business Conduct

The board adopted a code of business ethics and conduct (“Code of Conduct”) that applies to all employees, directors and officers of the Company.

The principles outlined in the code are intended to:

(i)              establish a minimum standard of conduct by which all Company directors, officers and employees are expected to abide;

(ii)             protect the business interests of the Company; and

(iii)            maintain the Company’s reputation for honesty and integrity.

The Code of Conduct addresses honesty and integrity, following the law, conflicts of interest, protection of information, harassment and discrimination, drug and alcohol abuse, accuracy of Company records and error reconciliation.

The Corporate Governance Committee reviews the code on a periodic basis as well as the process for administering the Code of Conduct and compliance with the Code of Conduct. Any changes to the Code of Conduct are recommended by the board for approval. The Code of Conduct is available at www.sedar.com.

Nomination of Directors

The Company has a Corporate Governance Committee with nominating responsibilities. The Corporate Governance Committee can make a recommendation keeping in mind established qualifications for directors, the current skills and competencies of the board of directors and the needs of the board of directors when vacancies arise.

Compensation

The Compensation Committee reviews and recommends for board approval, the Company’s director compensation policies and practices, including annual retainer, meeting fees, stock option plan participation and other benefits conferred upon the directors. The Compensation Committee seeks to establish a compensation framework that is industry competitive and results in the creation of shareholder value over the long-term. Details regarding director compensation are set out in detail under “Remuneration of Directors”.

Committees of Directors

Our board of directors has three committees: an audit committee (the “Audit Committee”); a compensation committee (the “Compensation Committee”); and a corporate governance committee (the “Corporate Governance Committee”), all of which are comprised entirely of independent directors.

Audit Committee

The Directors appointed the Audit Committee, which consists of three (3) Directors, all of whom are independent and financially literate within the meaning of applicable securities laws. The Audit Committee is responsible for the oversight and supervision of:

•              our accounting and financial reporting practices and procedures;

•              the adequacy of our internal accounting controls and procedures; and

•              the quality and integrity of our financial statements.

In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of our business. The Audit Committee has a written charter and procedures to address complaints regarding accounting, internal accounting controls or auditing matters and has established a procedure to address confidential, anonymous employee submissions of concerns regarding questionable accounting or auditing matters.

During the fiscal year ended August 31, 2007, the Audit Committee of the Company consisted of the following three directors:  Pierre Boivin; James W. McCutcheon; and Robert Storey. Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2007, the Audit Committee met 4 times.

For further information regarding the Audit Committee, please see Items 6C, 16A and 16C of the Company’s Annual Information Form on Form 20-F dated November 26, 2007, which can be accessed through www.sedar.com.

Compensation Committee

The Compensation Committee reviews and makes recommendations to the board concerning the appointment of our officers and the hiring, compensation, benefits and termination of our senior executive officers and all other key employees. The committee will annually review the Chief Executive Officer’s goals and objectives for the upcoming year and provide an appraisal of the Chief Executive Officer’s performance. The committee administers and makes recommendations regarding the operation of our stock option plan as previously described.

Our Compensation Committee Charter provides that profitable growth is fundamental to our long-term viability. In each year of profitable operation, a nominal percentage (as determined by the Compensation Committee) of our pre-tax profits for that year, shall be included as part of the overall annual compensation plan for our senior officers (as recommended by the Chief Executive Officer with concurrence by the Compensation Committee). For the purposes of determining the amount of this payment, any compensation earned by any officer in the corresponding year under any existing compensation arrangement shall be deducted from the amount otherwise payable to such officer under these profit sharing arrangements. The Compensation Committee Charter additionally provides that a nominal percentage of pre-tax profits in each profitable year shall be allocated to charitable foundations or social causes (as recommended by the Chief Executive Officer with concurrence by the Compensation Committee). The Compensation Committee, in exercising its fiduciary obligation, shall ensure that these nominal profit sharing allocations remain consistent with appropriate overall executive compensation levels and annual budget objectives and performance.

All members of this committee are directors who are independent within the meaning of applicable securities laws.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing our approach to corporate governance issues, advising the board in filling vacancies on the board and periodically reviewing the composition and effectiveness of the board and the contribution of individual directors. All members of this committee are directors who are independent within the meaning of applicable securities laws.

During the fiscal year ended August 31, 2007, the Compensation and Corporate Governance Committee consisted of the following three directors:  Pierre Boivin; James W. McCutcheon; and Robert Storey. James W. McCutcheon serves as Chairman of the Corporate Governance Committee.

Assessments

The Corporate Governance Committee which, under its charter, is required to review, at least annually, the effectiveness of the Chairman of the Board, the Directors as a whole, committees of the Company and the contribution and qualification of individual Directors, including making recommendations where appropriate that a sitting director be removed or not reappointed as well as coordinating the provision of continuing education for the directors so as to assist the directors in maintaining the skill and knowledge necessary to meet their obligations as directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company indemnifies the directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The Company is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The policy limit for such insurance coverage is $15 million for the 12 months ending December 2007, with no deductible for non-indemnifiable claims and a deductible of $150,000 for corporate re-imbursements per occurrence. The premium paid by the Company for the fiscal year ended August 31, 2007 was approximately $160,000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company, CSR Inc. and CSRI Inc., formerly Canadian Satellite Radio Investments Inc., which is controlled by John I. Bitove, our Chairman and Chief Executive Officer, have entered into a shareholders agreement with XM (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides for matters relating to the composition of our board of directors and the board of directors of CSR Inc., and also contains certain rights and restrictions with respect to the shareholders of each of XM and CSRI Inc. In addition, the lease for our Toronto studio is with an affiliate of CSRI Inc.

In addition, we have entered into a number of operational, credit and governance agreements with XM, one of our principal shareholders, including a license agreement, a programming agreement, a credit facility, a shareholders agreement and a registration rights agreement providing for certain demand and piggyback registration rights in connection with our Subordinate Voting Shares. Mr. Gary Parsons and Dr. Joseph Verbrugge, who were each appointed as directors prior to the closing of our initial public offering, are each officers and Mr. Parsons is a director of XM.

Mr. Marc Comeau, one of our directors, is an officer of GMCL. We have agreed to a distribution arrangement with GMCL.

During the year ended August 31, 2006, CSRI Inc. advanced $300,000 to the Company. This loan is non-interest-bearing, has no fixed terms of repayment and is included in accounts payable. In addition, during the year ended August 31, 2007, CSRI Inc. incurred $204,905 (2006 - $3,049,041) of costs related to the Company’s license application process. This amount has been included in contributed surplus. (See the Company’s annual financial statements for the fiscal year ended August 31, 2007 which are available on SEDAR at www.sedar.com.)

During the year ended August 31, 2007, the Company received printing services from AMI Printing valued at approximately $671,046 (2006 - $1,776,926). An affiliate of CSRI Inc. holds an indirect minority interest in AMI Printing.

During the year ended August 31, 2007, the Company received payroll services from KIT LP in the amount of $27,723 (2006 - $20,000). In addition, the Company sold approximately $226,800 (2006 - $55,000) of advertising to KIT LP during the year. KIT LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by John I. Bitove.

During the year ended August 31, 2007, the Company received field marketing services from Vision Group of Companies (Vision), valued at approximately $2,277,600 (2006 - $1,965,735). This amount consists of fees paid to Vision of $375,000 (2006-$300,000) and amounts paid by Vision to vendors on the Company’s behalf of $1,902,600 (2006-$1,665,735). The principal of Vision is related to John I. Bitove.

During the year ended August 31, 2007, the Company incurred consulting services related to public relations from the Wilcox Group totaling $388,226 (2006 - $725,015). Mat Wilcox, a director of the Company is the principal of the Wilcox Group.

During the year ended August 31, 2007, the Company incurred $536,427 (2006 -$599,969) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by John I. Bitove. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Other than the foregoing, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Subordinate Voting Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect us.

INFORMATION ON THE COMPANY’S AUDITOR

PricewaterhouseCoopers LLP has been the Company’s auditor since prior to the initial public offering on December 12, 2005. For the fiscal year ended August 31, 2007, PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

For further information on auditor’s fees, please see Item 16C of the Company’s Annual Information Form on Form 20-F for fiscal year ended August 31, 2007, which can be accessed through www.sedar.com.

GENERAL

The consolidated financial statements of the Company for the fiscal year ended August 31, 2007, together with the report of the auditors thereon, will be presented to Shareholders at the Meeting for their consideration.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Secretary of the Company at (416) 408-6000 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR at www.sedar.com.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular have been approved by the directors of the Company.

DATED at Toronto this 26th day of November, 2007.

On behalf of the directors of Canadian Satellite Radio Holdings Inc.

By:	(signed) “John I. Bitove”
John I. Bitove Chief Executive Officer

SCHEDULE “A”

DIRECTORS’ MEETINGS, COMPENSATION AND EXPENSE SUMMARY FOR FISCAL YEAR ENDED AUGUST 31, 2007

Name of Trustee	Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Corporate Governance Committee Meetings	Resolutions Signed	Meeting and Resolution Fees ($)	Annual Fees ($)	Total Compensation ($)	Travel Expenses Reimbursed ($)	Total Paid ($)
JOHN I. BITOVE	4 in person	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

PIERRE BOIVIN	3 in person	3 by phone	2 by phone	1 by phone	N/A	$4,500	$40,000	$44,500	$2,059.24	$46,559.24

PHILIP EVERSHED	4 in person	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

MARC COMEAU	1 in person	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

JAMES W. MCCUTCHEON	4 in person	1 in person 3 by phone	1 in person 2 by phone	1 by phone	N/A	$7,500	$35,000	$42,500	$637.93	$43,137.93

GARY M. PARSONS	4 in person	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

ROBERT STOREY	4 in person	1 in person 3 by phone	1 in person 2 by phone	1 by phone	N/A	$7,250	$35,000	$42,250	$3,575.69	$45,825.69

JOSEPH A. VERBRUGGE	3 in person 1 by phone	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

MAT WILCOX	4 in person	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$2,636.53	$2,636.53

TOTAL	32	11	8	3	N/A	$19,250	$110,00	$129,250	$8,909.39	$138,159.39

XM CANADA TM